SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 3 TO

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF

SMALL BUSINESS ISSUERS PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

BOTETOURT BANKSHARES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Virginia	54-1867438
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

19747 Main Street Buchanan, Virginia	24066
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (540) 254-1721

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
none	n/a

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $1.00 per share

(Title of Class)

Explanatory Note

This Amendment No. 3 to the General Form of Registration on Form 10-SB of Botetourt Bankshares, Inc. is being filed solely to provide a corrected form of the Company’s Articles of Incorporation. A prior version of the Articles was inadvertently provided in the original Form 10-SB filing. This Amendment No. 3 replaces Exhibit 3.1 with the attached.

There are no other changes to the originally filed Form 10-SB, as subsequently amended.

PART III

Item 1.	Index to Exhibits

Exhibit 3.1	Botetourt Bankshares, Inc. Articles of Incorporation

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BOTETOURT BANKSHARES, INC.

Date: June 22, 2004	By:	/s/ H. WATTS STEGER, III
	Name:	H. Watts Steger, III
	Title:	Chairman and Chief Executive Officer